Exhibit 8.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

Name of the Entity	Jurisdiction	Ownership Interest
Quest Holdings International LLC	Ohio, US	100%
Ameri-Can Education Group Corp. (“Ameri-Can”)	Ohio, US	70%
Quest International Education Center LLC	Ohio, US	100%
Highrim Holding International Limited (“Highrim”)	Canada	100%
Gilmore INV LLC (“Gilmore”)	Ohio	100%
DavisU Canada, Inc.	Canada	100% owned by Highrim
Study Up Center LLC	Ohio, US	100% owned by Highrim
Skyward Holding International Limited	Canada	100% owned by Highrim
Liaison Office, Skyward Holding International Limited	Sri Lanka	100% owned by Skyward Holding International Limited
Davis College, Inc.	Ohio	100% owned by Ameri-Can
SouthGilmore LLC	Ohio	40% owned by Gilmore